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                           September 14, 2023

       Dominic Blosil
       Chief Financial Officer
       Traeger, Inc.
       1215 E Wilmington Ave.
       Suite 200
       Salt Lake City, UT 84106

                                                        Re: Traeger, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K
                                                            Filed March 16,
2023
                                                            Response dated
September 6, 2023
                                                            File No. 001-40694

       Dear Dominic Blosil:

              We have reviewed your September 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 22, 2023 letter.

       Form 8-K Filed March 16, 2023

       Exhibit 99.1
       Reconciliations of and Other Information Regarding Non-GAAP Financial Measures, page 13

   1. Based on the information you provided in your response to comment 6 from our letter dated August 22, 2023,
it appears to us that the legal expenses you are eliminating from your non-GAAP measures
are for legal proceedings that are related to your operations and represent normal,
recurring cash operating expenses necessary to operate your business.
                                                        Although legal expenses
may vary from period to period due to the complexity and
                                                        magnitude of specific
legal proceedings, it does not appear to us that this would
 Dominic Blosil
Traeger, Inc.
September 14, 2023
Page 2
         change the underlying nature of the related expenses. In this regard, we note the class action lawsuit relates to the packaging of your products. In addition, we note disclosures in your filing highlighting the importance of intellectual property to your business. Based on the information you provided, it remains unclear to us how this non-GAAP adjustment is appropriate in light of the guidance in Question 100.01 of the Division of Corporation
         Finance's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures and
         Rule 100(b) of Regulation G.
2. Your response to comment 7, from our letter dated August 22, 2023, indicates that you used your effective income tax rate to calculate the tax effects of non-GAAP adjustments and that your effective income tax rate is close to zero due to a full tax valuation allowance on net deferred tax assets in certain jurisdictions. It appears to us, in order for the income tax effects of non-GAAP adjustments to include current and deferred income tax expenses that are commensurate with the non-GAAP measure of profitability, as
         required by Question 102.11 of the Division of Corporation Finance   s
Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures, you should use the statutory income tax rate to calculate the tax effects of non-GAAP adjustments in periods that you present non-GAAP Adjusted net income. Please advise or revise.

        You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at
(202) 551-
3709 if you have any questions.



FirstName LastNameDominic Blosil                                Sincerely,
Comapany NameTraeger, Inc.
                                                                Division of
Corporation Finance
September 14, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName